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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                 SCHEDULE 14D-1

                   TENDER OFFER STATEMENT PURSUANT TO SECTION
                 14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                                (Amendment No. 2)

                             Gibson Greetings, Inc.
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                            (Name of Subject Company)

         Granite Acquisition Corp.; American Greetings Corporation
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                                    (Bidders)

                     Common Stock, Par Value $0.01 Per Share
         (Including Associated Series B Preferred Stock Purchase Rights)
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                         (Title of Class of Securities)

                                    374827103
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                      (CUSIP Number of Class of Securities)

                           Jon Groetzinger, Jr., Esq.
                                One American Road
                              Cleveland, Ohio 44114
                                 (216) 252-7300
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                  (Name, Address and Telephone Number of Person
     Authorized to Receive Notices and Communications on Behalf of Bidders)

                                    Copy to:

                              Lyle G. Ganske, Esq.
                           Jones, Day, Reavis & Pogue
                                   North Point
                               901 Lakeside Avenue
                              Cleveland, Ohio 44114
                                 (216) 586-3939



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         This Amendment No. 2 is to the Tender Offer Statement on Schedule
14D-1, originally filed on November 9, 1999 (as thereafter amended, the "Statement"), that relates to the offer by Granite Acquisition Corp. (the "Purchaser"), a Delaware corporation and a wholly owned subsidiary of American Greetings Corporation, an Ohio corporation ("Parent"), to purchase all outstanding shares of common stock, par value $0.01 per share (the "Shares"), of Gibson Greetings, Inc., a Delaware corporation (the "Company") and the associated Series B Preferred Stock Purchase Rights (the "Rights"), issued pursuant to the Rights Agreement, dated September 8, 1999, between the Company and The Bank of New York, as Rights Agent (as the same may be amended, the "Rights Agreement"), at a purchase price of $10.25 per Share and associated Right (subject to possible upward adjustment), net to the seller in cash, without interest, on the terms and subject to the conditions set forth in the Offer to Purchase, dated November 9, 1999 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). This Statement is being filed on behalf of the Purchaser and Parent. Unless the context otherwise requires, capitalized terms not defined in this Amendment have the meanings assigned to them in the Offer to Purchase.

         The Statement is hereby amended and/or supplemented as provided below:


ITEM 10. ADDITIONAL INFORMATION.

         Item 10(f) is hereby amended and supplemented by adding to the end thereof the following:

         On December 17, 1999, Parent and the Company issued a press release, a copy of which is included as exhibit (a)(10) hereto and incorporated herein by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

         Item 11 is hereby amended to add the following exhibit:

         (a)(10) Joint press release issued by Parent and the Company on December 17, 1999.



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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: December 17, 1999                     GRANITE ACQUISITION CORP.


                                             By: /s/ Dale Cable
                                                -------------------------------
                                                 Name: Dale Cable
                                                 Title: Treasurer


                                             AMERICAN GREETINGS CORPORATION


                                             By: /s/ Dale Cable
                                                -------------------------------
                                                 Name: Dale Cable
                                                 Title: Treasurer


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                                  EXHIBIT INDEX

EXHIBIT
  NO.                                    DESCRIPTION
-------                                  -----------

(a)(10) Joint press release issued by Parent and the Company on December 17, 1999.